# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gemini Space Station, Inc., CIK 0002055592
CUSIP: 36866J105
Title of class of securities: Class A common stock, par value of $0.001 per share
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002085726

## Reporting persons
- Winklevoss Capital Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,126,784; sole dispositive power 0; shared dispositive power 75,126,784; aggregate amount beneficially owned 75,126,784 (63.9% of the class)
- Winklevoss Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,126,784; sole dispositive power 0; shared dispositive power 75,126,784; aggregate amount beneficially owned 75,126,784 (63.9% of the class)
- Tyler Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 75,126,784; sole dispositive power 0; shared dispositive power 75,126,784; aggregate amount beneficially owned 75,126,784 (63.9% of the class)
- Cameron Howard Winklevoss: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 75,126,784; sole dispositive power 0; shared dispositive power 75,126,784; aggregate amount beneficially owned 75,126,784 (63.9% of the class)

## Item 1. Issuer
Name of issuer: Gemini Space Station, Inc.
Address of issuer's principal executive offices: 600 Third Avenue, 2nd Floor, New York, NY, 10016

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following persons and entities (each a "Reporting Person" and collectively the "Reporting Persons"):

(i) Winklevoss Capital Fund, LLC, a Delaware limited liability company ("WCF");

(ii) Winklevoss Capital Management, LLC, a Delaware limited liability company ("WCM");

(iii) Tyler Howard Winklevoss ("Tyler Winklevoss"); and

(iv) Cameron Howard Winklevoss ("Cameron Winklevoss").
Address of principal business office or, if none, residence: Farmers Bank Building, 301 N. Market Street, Suite 1463, Wilmington, Delaware 19801
Citizenship: See responses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.

WCF directly holds 75,126,784 shares of the Issuer's Class B Common Stock ("Class B Shares"). WCM is the manager of WCF, and Tyler Winklevoss and Cameron Winklevoss are the Co-Founders and Principals of WCF, as well as the Managers of the managing entity of WCF, and exercise shared voting and dispositive control over the securities held by WCF. As a result, each of WCM, Tyler Winklevoss and Cameron Winklevoss may be deemed the beneficial owner of the securities beneficially owned by WCF.

Class B Shares may be exchanged at any time, at the option of the holder, for newly issued shares of the Issuer's Class A Common Stock ("Class A Shares"), on a one-for-one basis.
Percent of class:
See responses to Row 11 on each cover page.

The percent of class set forth in Row 11 on each cover page is calculated based on 42,526,934 Class A Shares outstanding as of November 7, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 10, 2025, plus 75,126,784 Class A Shares issuable upon the conversion of the same number of Class B Shares held by WCF.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Winklevoss Capital Fund, LLC: /s/ Cameron Howard Winklevoss, By Winklevoss Capital Management, LLC, Its Manager, By Cameron H. Winklevoss, Manager (11/14/2025)
- Winklevoss Capital Management, LLC: /s/ Cameron Howard Winklevoss, Cameron Howard Winklevoss, Manager (11/14/2025)
- Tyler Howard Winklevoss: /s/ Tyler Howard Winklevoss, Tyler Howard Winklevoss (11/14/2025)
- Cameron Howard Winklevoss: /s/ Cameron Howard Winklevoss, Cameron Howard Winklevoss (11/14/2025)